Todd J. Emmerman
todd.emmerman@kattenlaw.com
212.940.8873 direct
212.894.5873 fax

January 28, 2011

Via Edgar and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Erin Jaskot

RE:	Essex Rental Corp.
Registration Statement on Form S-3
Filed December 23, 2010
File No. 333-171387

Dear Ms. Jaskot:

Set forth below is the response on behalf of Essex Rental Corp. (“Essex”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated January 13, 2011 (the “Comment Letter”), concerning Essex’s Registration Statement on Form S-3 (the “Registration Statement”) filed with the Commission on December 23, 2010.  In this letter, the words “we”, “us” and “our” refer to Essex unless the context otherwise requires.

For your convenience and to facilitate your review, marked copies of the Registration Statement, which have been revised in accordance with our responses below and otherwise updated, are being delivered to you separately.

General

1.
We note that you are proposing to register the resale of up to 10,695,363 shares of your common stock on behalf of the selling stockholders named in your registration statement.  We further note that you are proposing to register this resale on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended.  Given the size of this offering relative to the number of outstanding shares held by non-affiliates, as well as the nature of the selling stockholders, we believe this transaction might be a primary offering.  Because you do not appear to be eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  If you disagree with our analysis, please tell us why you believe you can rely on Rule 415(a)(1)(i) for this transaction.  In your analysis, you may wish to address the following factors: how long the selling stockholders have held the shares, the circumstances under which they received them, their relationship to the company, the amount of shares involved, whether they are in the business of underwriting securities, and finally, whether under all the circumstances it appears that they are acting as a conduit for the company.  See Question 612.09 of the Compliance & Disclosure Interpretations for Securities Act Rules, which are available on our website.

Response: As a preliminary matter, we note that, after giving effect to the issuance of 3,300,000 shares of Essex common stock on November 24, 2010, and based on recent closing prices for Essex’s common stock, we believe that Essex is eligible to conduct a primary offering on Form S-3 pursuant to General Instruction B.1 of Form S-3.

Nonetheless, we have analyzed the offering contemplated by the Registration Statement under Rule 415(a)(1)(i) and the factors noted in the Staff’s comment and in Question 612.09 of the Compliance and Disclosure Interpretations for Securities Act Rules (the “C&DI”).    Based on the totality of the circumstances, we respectfully submit that the offering by the selling stockholders identified in the Registration Statement is a true secondary offering and the selling stockholders are not acting as underwriters or conduits for Essex.  While we recognize that the number of shares of common stock being registered on behalf of the selling stockholders is substantial relative to Essex's public float, we do not believe that this fact alone is determinative.  Rather, we believe the magnitude of the offering is outweighed by the following factors:

How Long the Selling Shareholders Have Held the Shares.

As detailed below, approximately 70% of the 10,695,363 shares (the "Total Shares") being registered in the Registration Statement were acquired, or represent shares underlying convertible securities that were acquired, over two years ago.  The balance of the Total Shares were acquired in a November 2010 PIPE transaction effected by Essex to finance an acquisition by Essex completed at such time.

The holding period for each of the 10,695,363 Total Shares included in the Registration Statement is described below.

The Levy Shares.  The 3,467,752 shares being registered on behalf of Laurence Levy, Edward Levy and Jane Levy (the “Levy Shares”) were acquired, or represent issued and unissued shares underlying warrants acquired, prior to or concurrent with Essex’s March 2007 initial public offering.

The Kirtland Shares.  The 3,294,700 shares being registered on behalf of Kirtland Capital Partners (the “Kirtland Shares”) were acquired in open market or private purchases between May 2008 and November 2008.

The Management Shares.  The 632,911 shares being registered on behalf of Ronald Schad, Martin Kroll, William Erwin and William O’Rourke (such shares, the "Management Shares" and such selling stockholders, the "Management Holders") represent shares underlying exchangeable membership interests of Essex Holdings LLC that were issued in October 2008.

We believe that the substantial length of time that the above selling stockholders have held their shares, or securities convertible into or exchangeable for shares, and the commensurate period of time that such stockholders have been "at risk" with respect to their investment, more than adequately establishes that the offering contemplated by the Registration Statement on behalf of such stockholders is “solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” in accordance with the requirements of Rule 415(a)(1)(i).

The PIPE Shares.  The 3,300,000 shares (the “PIPE Shares”) being registered on behalf of Calm Waters Partnership, Matthew Campbell, Daeg Partners LP, Equitable Holding Corp., KC Gamma Opportunity Fund, LP and T. Rowe Price Small-Cap Value Fund (the “PIPE Investors”) were acquired in November 2010 pursuant to binding subscription agreements entered into in October 2010.

We believe that the Staff's guidance in Securities Act Forms Compliance and Disclosure Interpretation Question 116.19 (“C&DI 116.19”), that a valid secondary offering may occur immediately following the closing of a private placement without the satisfaction of any required holding period, is instructive on the issue of registration of the PIPE Shares.  The PIPE Shares were issued pursuant to a valid private placement under Section 4(2) of the Securities Act, and the PIPE Investors have bore the market risk of their investment since they signed binding subscription agreements in October 2010.  Moreover, given the historical limited trading volume for Essex's common stock, as a practical matter, the PIPE Investors will likely continue to bear the risk of a significant portion of their investment for some time.  We believe that the exposure to such market risk, together with the other factors noted below, distinguishes the PIPE Investors from an underwriter, and that the offering contemplated by the Registration Statement on behalf of such stockholders meets the requirements of Rule 415(a)(1)(i).

The Circumstances Under Which the Selling Stockholders Received the Shares.

The circumstances under which each selling stockholder received its shares are described below.

The Levy Shares.  1,440,000 of the Levy Shares were issued in a private placement pursuant to Section 4(2) of the Securities Act prior to Essex’s initial public offering and 1,260,000 of the Levy Shares were issued to Messrs. Levy and Levy as stock dividends prior to Essex’s initial public offering.  In connection with Essex's initial public offering, such stock dividend shares and private placement shares were deposited in escrow and could not be released from escrow or sold prior to the one year anniversary of the date on which Essex completed an acquisition of an operating business.  One objective of the escrow arrangement was to demonstrate to public stockholders Messrs. Levy and Levy’s long-term commitment to Essex and to align their interests with the long-term interests of Essex's stockholders.  We believe these circumstances are indicative of Messrs. Levy and Levy’s intention to hold the shares for long-term investment purposes, rather than as a conduit for a distribution by Essex.

The balance of the Levy Shares were or will be issued upon the exercise of warrants which were issued in a private placement pursuant to Section 4(2) of the Securities Act.  The warrants are exercisable at a fixed exercise price.  In connection with such issuance, Messrs. Levy and Levy made specific representations to Essex that they were acquiring such securities for their own accounts and not with a view towards, or for resale in connection with, a public sale or distribution. The Company is not aware of any evidence that would indicate that these specific representations were false.

The Kirtland Shares.  The Kirtland Shares were acquired by Kirtland Capital Partners and its affiliates in open market or privately negotiated transactions from third parties that had no relationship with Essex (other than as shareholders).  Essex did not participate in any such transactions and Essex did not receive any proceeds from the sale of such shares to Kirtland.  In our view, the circumstances of such acquisitions contain none of the indicia of a primary offering.  The Kirtland Shares are being included in the Registration Statement because Kirtland Capital Partners may be deemed to be an affiliate of Essex in light of its significant share holdings as well as the fact that, as discussed below, one of its affiliates became a member of our board of directors in September 2009.

The Management Shares.  The Management Shares are issuable upon exchange of membership interests in Essex's subsidiary, Essex Holdings.  The Management Holders held membership interests in Essex Holdings at the time of Essex's acquisition of Essex Holdings in October 2008.  At the time of such acquisition and as part of the consideration therefor, the terms of the membership interests were amended to give the Management Holders the right to exchange their membership interests for shares of Essex common stock at a fixed exchange ratio, and to provide the Management Holders with certain economic rights of share ownership pending the exchange of membership interests for shares.  The Management Holders’ investment in Essex was structured in this manner to facilitate a continuing investment in Essex’s business on a tax deferred basis.  The Management Holders agreed at the time of receiving such exchange rights to not sell any of the Management Shares for a two year period following completion of Essex's acquisition of Essex Holdings.  One objective of this element of the transaction was to demonstrate to public stockholders the Management Holders' long-term commitment to Essex and to align their interests with the long-term interests of Essex's stockholders.  We believe these circumstances are indicative of each Management Holder's intention to hold their shares for long-term investment purposes, rather than as a conduit for a distribution by Essex.

The PIPE Shares.  The PIPE Shares were acquired in a private placement pursuant to Section 4(2) of the Securities Act.  The PIPE Investors made specific representations to Essex that they were acquiring the shares for their own accounts and not with a view towards, or for resale in connection with, a public sale or distribution. Essex is not aware of any evidence that would indicate that these specific representations were false.  The PIPE Shares were sold by Essex to finance a specific acquisition of assets in a bankruptcy proceeding.  The PIPE Investors irrevocably committed to purchase the PIPE Shares concurrent with consummation of the asset acquisition and the PIPE Investors were not entitled to any purchase price or other adjustment following public announcement of such acquisition or of the PIPE.  Accordingly, the PIPE Investors, in addition to normal market risk associated with an investment in the shares, were required to bear the market risk associated with announcement of the asset acquisition and PIPE by Essex.  We believe that the exposure to such enhanced market risk exposure, together with the other factors noted herein, strongly distinguishes the PIPE Investors from an underwriter.

The Selling Stockholders’ Relationship to the Issuer.

None of the selling stockholders is acting on behalf of Essex with respect to the shares being registered for resale under the Registration Statement, and Essex has no contractual, legal or other relationship with any of the selling stockholders that would control the timing, nature and amount of resales of such shares or whether such shares are even resold at all under the Registration Statement, other than Essex’s obligation to register for resale the shares covered by the Registration Statement.  In addition, Essex would not receive any of the proceeds from any resales of such shares by any selling stockholders under the Registration Statement.  Rather, all proceeds received from any such resales would accrue to the benefit of the selling stockholders.

We also note that, to our knowledge, none of the selling stockholders is a member of a “group” with any other selling stockholder within the meaning of Section 13(d)(3)of the Exchange Act or Rule 13d-5(b) thereunder.  Nor is Essex aware of any information that would lead it to conlude that the selling stockholders are not acting independently of one another.

The relationship of each selling stockholder to Essex is described below.

The Levy Shares.  The Levy Shares are owned by Laurence Levy, Edward Levy and Jane Levy.  Laurence Levy and Edward Levy are each members of Essex’s board of directors and each was a founding stockholder of Essex.  Edward Levy is not related to Laurence Levy.  Jane Levy is Laurence Levy's sister to whom Laurence Levy transferred 3,000 founders shares as a bona fide gift for no consideration.  Based on their relationships with Essex, Messrs. Levy and Levy are subject to Essex’s internal policies regarding insider trading and Section 16 of the Securities Exchange Act of 1934.  If the Registration Statement is declared effective, these internal policies and regulations may limit the ability of these selling stockholders to sell their shares in a manner that distinguishes these shareholders from an underwriter.

The Kirtland Shares.  The Kirtland Shares are beneficially owned by Kirtland Capital Partners.  Kirtland Capital Partners was the majority owner of Essex Holdings prior to Essex's acquisition of Essex Holdings in October 2008.  Kirtland may be deemed to be an affiliate of Essex as a result of its significant share holdings in Essex as well as the fact that one of Essex’s directors, John Nestor, is an affiliate of Kirtland Capital Partners.  Mr. Nestor became a member of Essex’s board of directors in September 2009, ten months after Kirtland Capital Partners’ last acquisition of Essex shares.  Kirtland Capital Partners does not have a contractual or other right to appoint a member of Essex’s board of directors; Mr. Nestor was asked to join the Essex board as a result of his intimate knowledge of Essex's business and the industry in which it operates as well as for his general business acumen and experience.  Based on its shareholdings, Kirtland Capital Partners is subject to Section 16 of the Securities Exchange Act of 1934.  If the Registration Statement is declared effective, these regulations may limit the ability of Kirtland to sell its shares in a manner that distinguishes Kirtland from an underwriter.

The Management Shares.  The Management shares are owned by Ronald Schad, Martin Kroll, William O'Rourke and William Erwin.  Mr. Schad is Essex’s Chief Executive Officer and a member of Essex’s board of directors.   Martin Kroll serves as Essex’s Chief Financial Officer and Senior Vice President.  William O’Rourke and William Erwin are both employees of Essex Crane, a subsidiary of Essex.  Messrs Schad, Kroll, Erwin and O’Rourke were members of Essex Holdings prior to its acquisition by Essex.  Based on their relationship with Essex, each of Messrs. Schad, Kroll, O'Rourke and Erwin is subject to Essex’s internal policies regarding insider trading and, with the exceptions of Messrs. Erwin and O’Rourke, Section 16 of the Securities Exchange Act of 1934.  If the Registration Statement is declared effective, these regulations and internal policies will limit the ability of these selling stockholders from selling their shares in a manner that distinguishes these shareholders from an underwriter.

The PIPE Shares.  The PIPE Investors consist of various individuals and entities that invested in our private placement that closed in November 2010. With the exception of T. Rowe Price Small-Cap Value Fund and Calm Waters Partnership, which own approximately 8.3% and 4.6%, respectively, each PIPE Investor owns less than 1% of Essex’s outstanding common stock.  None of these investors is an affiliate of Essex and Essex has no contractual or other relationships with such investors other than Essex’s obligation to register the shares they purchased in our private placement.

The Amount of Shares Involved.

While the number of Total Shares is large relative to Essex’s public float, we do not believe that in this case such factor is indicative of a primary distribution.  Essex’s public float is relatively small compared to Essex's total capitalization, representing just 65% of Essex’s total shares outstanding as of January 26, 2011.  The ratio of shares included in the Registration Statement to Essex’s public float is reflective of the fact that Essex does not have a widespread shareholder base among non-affiliates.

With respect to the PIPE Shares, we note that the amount of common stock sold in the private placement was reflective of Essex’s immediate financing needs, not an intent to engage in a distribution.  The proceeds of Essex’s private placement were used to fund a portion of the cash purchase price of its acquisition of the assets of Coast Crane Company in a bankruptcy auction.  As a part of the auction procedures, Essex was required to demonstrate that it had the wherewithal to unconditionally finance its acquisition.  Under the circumstances, a PIPE was one of a limited number of options for Essex to raise sufficient capital to submit such an unconditional bid and to complete the acquisition on a timely basis.

Regardless of the percentage of Essex’s Public Float sought to be registered, it is important to note that the amount of shares being registered is only one factor cited in the C&DI to be considered in evaluating whether an offering is being conducted on behalf of an issuer rather than on behalf of the issuer.  We believe the Staff’s guidance supports this position.  Compliance and Disclosure Interpretation for Securities Act Forms number 216.14 provides

Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.

Similarly, Compliance and Disclosure Interpretation for Securities Act Rules number  612.12 provides that a controlling person of an issuer who owns a 73% block of shares could conduct an at-the-market offering under Rule 415(a)(4).

Giving undue weight to the number of shares to be registered would also be inconsistent with statements in Release No. 33-8878 (the “Release”) which amended Form S-3 to include Instruction I.B.6. The Release acknowledged the Staff’s historical position that “Form S-3 has for many years allowed registrants to conduct secondary offerings on the form irrespective of public float, so long as the securities offered thereby were listed securities.” The Release also stated that the use of Instruction I.B.6. is “not meant to be mutually exclusive. Rather, it is designed to provide added flexibility to smaller companies by giving them supplemental avenues of capital formation.” The Release recognized the importance of private placements to small companies and permits companies to continue to register shares for resale by selling stockholders on Form S-3 even if the company has also conducted a primary offering on Form S-3 under Instruction I.B.6.

Whether the Sellers are in the Business of Underwriting Securities.

Essex does not believe that any of the selling stockholders are in the business of underwriting securities.  As to selling stockholders who are not affiliated with Essex, we note that each PIPE Investor represented to Essex that such PIPE Investor acquired its shares for its own account, for investment and not with a view to resale or distribution to others in whole or in part.   Each PIPE Investor also represented that it had no agreement or arrangement, formal or informal, with any person to sell or transfer all or any part of the shares; and the PIPE Investor had no plans to enter into any such agreement or arrangement.  Essex is aware that certain affiliates of one PIPE Investor, T. Rowe Price Small-Cap Value Fund, may act as the principal underwriter of shares of the funds in the T. Rowe Price fund family.  However, Essex has been advised the such affiliated entities do not engage in underwriting or market making activities involving individual securities.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

We respectfully submit that none of the selling stockholders is acting as an underwriter or a conduit for Essex.

Essex is not aware of any evidence that any selling stockholder identified in the Registration Statement acquired its shares with any plan or intention, or presently has any plan or intention, to act in concert with any other selling stockholder to effect a distribution of Essex shares.  Nor is Essex aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s own rules, a distribution requires special selling efforts.  Rule 100(b) of Regulation M defines a distribution as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” Essex is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as any road shows or other actions to condition the market for Essex’s common stock) by or on behalf of any selling stockholder has taken place or would take place if the Registration Statement is declared effective.

In addition, the selling stockholders acquired their shares at various times and have held their shares for periods of time that are inconsistent with the activities of an underwriter or conduit for a distribution.  To the extent that any selling stockholder were to sell shares pursuant to the Registration Statement, the selling stockholder would retain all proceeds therefrom without any remuneration or other benefit to Essex.

The selling stockholders that are affiliated with Essex are long-term investors with a demonstrated long-term commitment to Essex, as evidenced by various factors, including the absence of any sales of Essex common stock by any of such affiliates to date and the absence of any hedging arrangements that would mitigate the risks associated with the ownership of Essex common stock.

We find no evidence that the PIPE Investors purchased Essex’s common stock in Essex’s private placement to facilitate a continuous at-the-market offering on the part of Essex.  Rather, the purpose of the financing was to provide Essex with cash necessary to complete an acquisition.  The PIPE Shares were sold at a fixed price and the PIPE Investors have borne the risks associated with ownership of shares for over two months, including during a period of extraordinary public announcements by Essex.

Finally, in light of the substantial evidence of investment intent on the part of the selling stockholders, limiting Essex’s ability to register the resale of the Total Shares on behalf of the selling stockholders would not further any public policy interests. The confluence of all of these facts and circumstances drives the conclusion that a resale by the selling stockholders whenever it occurs is not a primary offering.

Based on the foregoing facts and circumstances we do not see any reason why the selling stockholders should be treated as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. On the basis of the foregoing, we respectfully request that the Staff not impose a cap on the number of resale shares allowed to be registered in the Registration Statement, as doing so would give primacy to only one of the elements of an CD&I 612.09 analysis, and would contradict the Release’s intention of providing additional flexibility for financing options for small companies like Essex. We therefore respectfully request the Staff to permit Essex to effect the registration of the resale of the Total Shares pursuant to the Registration Statement and Rule 415(a)(1)(i).

Selling Stockholders, page 12

2.
Please include a complete description of the transactions in which Kirtland Capital Partners acquired its shares.  In particular, please identify the affiliates of Kirtland Capital Partners, the dates of the transactions, the number of shares purchased in each transaction, and the purchase price, if any.  In addition, we are unable to locate the Current Report on Form 8-K filed on December 1, 2008, as referenced in your disclosure.  Please advise.

Response:  We have revised our disclosure to include a description of the transactions in which Kirtland Capital Partners (“Kirtland”) acquired its shares, including by identifying the affiliates of Kirtland that acquired the shares and the dates on, and purchase prices at, which Kirtland acquired its shares.  We have also revised the reference to a Form 8-K filed on December 1, 2008 to reflect the correct filing date of November 6, 2008.

3.	Please identify the dates of the transactions in which Laurence Levy and Edward Levy acquired their shares and warrants, and the purchase price, if any, of such shares.

Response:  We have revised our disclosure to include the dates of the transactions in which Laurence Levy and Edward Levy acquired their common stock and warrants, as well as the purchase price for such securities, to the extent applicable.

4.	Please identify by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by the following selling stockholders:

•	Equitable Holdings Corp.;

•	KC Gamma Opportunity Fund, LP;

•	Kirtland Capital Partners Ltd.; and

•	T. Rowe Price Small-Cap Value Fund

See Question 140.02 of the Division's Compliance & Disclosure Interpretations for Regulation S-K.

Response: We have added disclosure responsive to the Staff’s comment in the footnotes to the selling stockholder table beginning on page 14 of the Registration Statement.

5.
With regard to Equitable Holdings Corp., KC Gamma Opportunity Fund, LP, Kirtland Capital Partners Ltd., and T. Rowe Price Small-Cap Value Fund, please tell us whether any of these stockholders are broker-dealers or affiliates of a broker-dealer.

•	For each of the aforementioned stockholders that is a broker-dealer, the prospectus should state that the stockholder is an underwriter.

•
For each of the aforementioned stockholders that is an affiliate of a broker-dealer, the prospectus should state that (a) the stockholder purchased in the ordinary course of business and (b) at the time of the purchase of the shares to be resold, the stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the shares.  However, if the stockholder cannot provide these representations, then the prospectus should state that the stockholder is an underwriter.

Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Response:  We advise the staff that, based on representations made to Essex by each of Equitable Holding Corp., KC Gamma Opportunity Fund, LP and Kirtland Capital Partners Ltd., no such selling stockholder is a broker-dealer or an affiliate of a broker-dealer.  With respect to T. Rowe Price Small-Cap Value Fund, we have added disclosure responsive to the Staff’s comment to footnote 10 of the selling stockholder table beginning on page 14 of the Registration Statement.

Signatures, page 23

6.	Please include the signature of your controller or principal accounting officer. See Instruction 1 to Signatures on Form S-3.

Response: We have revised the signature page of the Registration Statement to clarify that the Chief Financial Officer of Essex has executed the Registration Statement as the principal accounting officer of Essex.

Exhibits

7.
We note that the exchange rights for the membership interests in Essex Holdings LLC were created pursuant to the Amended and Restated Limited Liability Company Agreement of Essex Holdings LLC, dated October 31, 2008, among Essex Rental Corp., Ronald Schad, Martin Kroll, William Erwin and William O'Rourke.  Please include this agreement as an exhibit to your registration statement.

Response:  We have added the Amended and Restated Limited Liability Company Agreement of Essex Holdings, LLC, dated October 31, 2008, among Essex Rental Corp., Ronald Schad, Martin Kroll, William Erwin and William O’Rourke as Exhibit 4.4 of the Registration Statement.

*  *  *  *  *

In submitting this response letter Essex has authorized me to acknowledge on its behalf that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Essex from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) Essex will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of our responses or the Registration Statement, as amended, please feel free to call me (212-940-8873).

Regards,

/s/ Todd J. Emmerman
Todd J. Emmerman